FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on the approval of gas co-generation expansion project of Huaneng Beijing Co-generation Power Plant of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on August 5, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    August 5, 2010

TO: Business Editor	5 Aug 2010
[FOR IMMEDIATE RELEASE]

HUANENG POWER INTERNATIONAL, INC.

Gas Co-generation Expansion Project of
Huaneng Beijing Co-generation Power Plant was Approved

(5 August 2010, Beijing, the PRC) Huaneng Power International, Inc. (“HPI” or the “Company”)（NYSE：HNP; HKEx: 902; SSE: 600011）is pleased to announce that the gas co-generation expansion project of Huaneng Beijing Co-generation Power Plant (of which the Company owns 41% interests) has recently been approved by Beijing Municipal Commission of Development and Reform.

The gas co-generation expansion project of Beijing Co-generation Power Plant will construct one set of “two on one” F-grade gas and steam combined cycle generating unit with a power generation capacity of 923MW, heat supply capacity of 650MW and heat supply area of approximately 13,000,000 square metres, and high-standard denitrification, noise reduction, water treatment and other environmental protection facilities will be constructed concurrently. As the first project commencing construction among the four major cogeneration centres in Beijing, this project firstly introduced the most efficient world-class F-grade gas turbine in the PRC thus setting a new record of the maximum heat supply capacity, minimum power consumption for power generation and highest annual thermal efficiency for the same type of generating units in the PRC and attaining a leading and international class design standard in the PRC. The construction of this project will have an active demonstrating effect on the construction of subsequent gas co-generation centres in Beijing and will satisfy the heat demand of Beijing city, enhance energy supply safety and make a significant contribution to the optimization of the energy structure.

The estimated total dynamic investment of this project is approximately RMB3.197 billion, of which 25% is project capital which shall be contributed by the Company, Beijing Jingneng International Energy Limited and China Hua Neng Group Hong Kong Limited according to the ratio of 41%, 34% and 25%, respectively. The remaining investment will be funded by bank loans.

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About Huaneng Power
The Company is one of China's largest listed power producers with controlled generation capacity of 50,033MW and equity-based generation capacity of 46,512MW. The power plants of the Company are located in 17 provinces, municipalities and autonomous regions in China. The Company also has a wholly-owned power company in Singapore.

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For enquiries, please contact:
Huaneng Power International, Inc.
Ms. MENG Jing / Ms. ZHAO Lin
Tel:	(8610) 6608 6765 / 6322 6596
Fax:	(8610) 6641 2321
Email:	zqb@hpi.com.cn

Wonderful Sky Financial Group Limited
Ms. Katy CHAN / Mr. John GAO
Tel:	(852) 3970 2119 / 3970 2186
Fax:	(852) 2815 1352
Email:	katychan@wsfg.hk / johngao@wsfg.hk

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